Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               CARBO CERAMICS INC.
             (Exact name of Registrant as specified in its charter)

                Delaware                                      72-1100013
     (State or other jurisdiction of                       (I.R.S. Employer
     incorporation or organization)                     Identification Number)

                   600 East Las Colinas Boulevard, Suite 1520
                               Irving, Texas 75039
                                 (972) 401-0090

       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  Paul G. Vitek
               Vice President, Finance and Chief Financial Officer
                   600 East Las Colinas Boulevard, Suite 1520
                               Irving, Texas 75039
                                 (972) 401-0090

       (Name, address, including zip code, and telephone number, including area code, of agent for service) Copies to:

       Stephen H. Shalen, Esq.                   Vincent Pagano, Jr., Esq.
 Cleary, Gottlieb, Steen & Hamilton             Simpson Thacher & Bartlett
          One Liberty Plaza                        425 Lexington Avenue
      New York, New York 10006                   New York, New York 10017
           (212) 225-2000                             (212) 455-2000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| _________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_| _________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                         CALCULATION OF REGISTRATION FEE
==============================================================================================================
                                                                                Proposed
                                                          Proposed Maximum      Maximum
  Title of Each Class of Securities                        Offering Price      Aggregate
           To Be Registered               Amount To Be      Per Unit(1)         Offering         Amount of
                                           Registered                           Price(1)      Registration Fee
--------------------------------------------------------------------------------------------------------------
Common Stock.........................   2,875,000 shares      $31.5625       $90,742,187.50      $23,955.94
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average high and low trading prices of the Common Stock on the NASDAQ National Market on April 20, 2000.


                                   ----------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to Completion, dated     , 2000

PROSPECTUS

                                2,500,000 Shares
                               CARBO Ceramics Inc.
                                  Common Stock


--------------------------------------------------------------------------------

All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus. CARBO Ceramics will not receive any of the proceeds from the sale of the shares.

The common stock is listed on the NASDAQ National Market under the symbol "CRBO". The last reported sale price of the common stock on the NASDAQ National Market on April 27, 2000 was $33.75 per share.

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                -----------------
                                                            Per Share      Total
                                                            ---------      -----
Public offering price.....................................      $            $
Underwriting discount.....................................      $            $
Proceeds to the selling stockholders......................      $            $

                                -----------------

The underwriters may purchase up to an additional 375,000 shares from one or more of the selling stockholders to cover over-allotments. CARBO Ceramics has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about      , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                   THE ROBINSON-HUMPHREY COMPANY

                                                 SIMMONS & COMPANY INTERNATIONAL


          , 2000

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                TABLE OF CONTENTS


                                     Page                                  Page
                                     ----                                  ----
Incorporation of Certain Documents        Management's Discussion and
  By Reference.......................  2    Analysis of Financial Condition
Cautionary Statement Regarding              and Results of Operations....... 14
Forward-Looking Statements...........  3  Business.......................... 19
Prospectus Summary...................  4  Selling Stockholders.............. 26
Risk Factors.........................  9  Underwriting...................... 27
Price Range of Common Stock               Legal Matters..................... 29
  and Dividend Policy................ 13  Experts........................... 29
Use of Proceeds...................... 13

         In connection with this offering, the underwriters may over-allot or effect transactions that might stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may review the reports and other information we have filed without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC's web site at http://www.sec.gov. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these materials at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

         We have chosen to "incorporate by reference" in this prospectus information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below:

       o Our Annual Report on Form 10-K for the year ended December 31, 1999.

         We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the termination of the offering of common stock.

         You may request a copy of these filings (other than exhibits to these filings, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us as follows:

                   600 East Las Colinas Boulevard, Suite 1520
                               Irving, Texas 75039
                                 (972) 401-0090

         Information contained on our internet web site will not be deemed to be a part of this prospectus.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference "forward-looking statements," such as statements regarding future events, anticipated financial performance and other non-historical facts. The words "believe", "expect", "anticipate", "project" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements. These risks and uncertainties include, but are not limited to, general economic and business conditions, our ability to market existing and new products successfully, changes in the demand for oil and natural gas, the development of alternative stimulation techniques or alternative proppants for use in hydraulic fracturing, our potential exposure to litigation and other risks and factors set forth in this prospectus and in our Exchange Act filings that are incorporated by reference in this prospectus.

                               Prospectus Summary

         This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not intended to be a complete description of that information and is qualified by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference. References to "we," "us," "the Company" and "CARBO Ceramics" are to CARBO Ceramics Inc.

                               CARBO Ceramics Inc.
         CARBO Ceramics is the world's leading producer of ceramic proppants, which are high strength, spherical pellets used in the hydraulic fracturing of natural gas and oil wells. Hydraulic fracturing is the most widely used method of stimulating production from oil and gas bearing formations. In the hydraulic fracturing process, large volumes of proppant are mixed with a highly viscous fluid to form a slurry. Using high-pressure hydraulic pumps, the slurry is pumped into the well at pressures sufficient to create a fracture in the rock formation that contains the gas or oil. Once the fracture is created, the pressure is removed and the proppants remain in the fracture, creating a highly permeable pathway through which the oil and gas can flow more readily. The end result is increased production rates and improved economics for the operator of the well.

         The three primary proppants used worldwide are sand, resin-coated sand and ceramics. Ceramic proppants sell at a premium price versus alternative proppants due to their superior strength and uniform size and shape. Traditionally, the superior strength of ceramic proppants relative to sand-based proppants has allowed them to be used in deeper formations where increased stress is placed on the proppant. This attribute results in ceramic proppants being used primarily in the stimulation of natural gas wells, which tend to be deeper than oil wells. We estimate that approximately 90% of our sales are for use in the stimulation of natural gas wells. Additionally, the uniform size and shape of man-made ceramic proppants generate larger pore spaces in the fracture, allowing oil and gas to flow more freely in wells, regardless of stress, making ceramic proppants economically attractive in shallower reservoirs.

         Although reliable information is generally not available regarding the worldwide demand for proppants, based on our internally generated market information and information contained in the United States Geological Survey Minerals Yearbook, we estimate total demand for proppants produced in the Western Hemisphere to be approximately 3.8 billion pounds annually. We believe that ceramic proppants make up approximately 14% of the total proppant market and that we supply 60% of the ceramic proppants and 8% of all proppants used worldwide.

         During the year ended December 31, 1999, we generated approximately 76% of our revenues in North America and 24% in international markets outside of North America. Currently, North American markets dominate our sales due to the greater use of hydraulic fracturing technology and the higher utilization of natural gas in those markets. We expect to benefit in the future from increasing demand for natural gas in North America and from the development of natural gas reserves and the increased use of hydraulic fracturing technology in international markets.

         At the time of our founding in 1978, we manufactured a single high-strength proppant designed for use in deep oil and gas wells where alternative proppants lacked the strength necessary to hold open the fracture. Beginning in 1982, we pursued a strategy of manufacturing and marketing less costly and more competitively priced ceramic proppants to capture a greater portion of the large existing market for sand-based proppants. While these new products do not have the performance characteristics of our premium product lines, they are less costly to produce and are also technically superior to sand-based proppants. More recently, we have developed a technical marketing program to demonstrate the economic benefits of ceramic proppants' uniform size and shape, which qualifies them for use in shallower reservoirs where ceramic proppants have not traditionally been used. We believe that the aggressive promotion of the program will increase the use of our products in shallower wells that currently use sand-based proppants and do not require the strength of ceramic proppants.

         We have manufacturing facilities in New Iberia, Louisiana, Eufaula, Alabama and McIntyre, Georgia. Despite adding capacity in Eufaula on two occasions, we operated our facilities in New Iberia and Eufaula near full capacity from 1992 through 1997. In 1997, we began construction of our third manufacturing facility in McIntyre. The plant was completed in 1999 and increased our total capacity by 57%, or 200 million pounds per year. Our total annual production capacity is now 550 million pounds.

         Our products are made by processes and techniques that involve a high degree of proprietary technology, some of which are protected by patents. The Company owns nine issued U.S. patents and 24 issued foreign patents.
Our six most important U.S. patents expire at various times in the years 2002 through 2009 with our two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry.

         We believe that the most significant factors that influence a customer's decision to purchase our products are (i) price/performance ratio,
(ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. We believe that our products generate improved production rates for the operators of oil and gas wells and are competitively priced relative to their performance, and that our delivery performance is excellent. We also believe that our development of technical performance data has enhanced our ability to market our products by enabling us to demonstrate to operators of oil and gas wells the economic benefits of using ceramic proppants in an increasingly broad range of applications, thereby increasing the overall market for our products. With the completion of our new production facility in McIntyre, Georgia in the first part of 2000, we have increased our production capacity by 57% and now have the ability to benefit from the growing demand for ceramic proppants.

         Our principal executive office is located at 600 East Las Colinas Boulevard, Suite 1520, Irving, Texas 75039, and our telephone number is (972) 401-0090.

                                  THE OFFERING

 Common stock offered............................ 2,500,000 shares

                                                  All information in this
                                                  prospectus assumes that the
                                                  underwriters' over-allotment
                                                  option is not exercised.

 Common stock to be outstanding
    after the offering........................... 14,633,750 shares

                                                  This number excludes 697,000
                                                  shares of common stock
                                                  reserved for issuance upon the
                                                  exercise of employee stock
                                                  options exercisable at April
                                                  30, 2000.

 Dividend Policy................................. We paid quarterly dividends of
                                                  $0.075 per share on our common
                                                  stock in 1998, 1999 and the
                                                  first quarter of 2000. Our
                                                  current intention, subject to
                                                  our financial condition, the
                                                  amount of funds generated from
                                                  operations and the level of
                                                  capital expenditures, is to
                                                  continue to pay quarterly
                                                  dividends to holders of the
                                                  common stock at the rate of
                                                  $0.075 per share.

 Use of Proceeds................................. We will not receive any of the proceeds from the sale of
                                                  common stock offered by this
                                                  prospectus.

 NASDAQ Symbol................................... CRBO


Risk Factors

         For a discussion of risks that you should consider before buying shares of the common stock, see "Risk Factors" beginning on page 9.

                      SELECTED AND PRO FORMA FINANCIAL DATA


         The following table sets forth selected financial data and pro forma data of the Company, which are derived from the financial statements of the Company. The data should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto incorporated by reference in this prospectus.


                                                                                      Years Ended
                                                                                     December 31,
                                                                 ----------------------------------------------------
                                                                  1999        1998       1997        1996       1995
                                                                 ------      ------     ------      ------     ------
                                                                    (in thousands, except share and per share data)

Statement of Income Data:
  Revenues.............................                          $69,738     $84,095    $85,122     $65,151    $58,001
  Cost of goods sold...................                           41,718      41,665     42,186      34,517     29,297
  Selling, general and administrative
  expenses (1).........................                           11,761       9,977      8,915       8,126      7,148
                                                                  ------      ------     ------      ------     ------

  Operating profit.....................                           16,259      32,453     34,021      22,508     21,556
  Other, net...........................                            (288)         974      1,004         175        157
                                                                  ------      ------     ------      ------     ------
  Income before income taxes...........                           15,971      33,427     35,025      22,683     21,713
  Income taxes.........................                            5,459      12,719     12,936       5,883        --
                                                                  ------      ------     ------      ------     ------
  Net income...........................                          $10,512     $20,708    $22,089     $16,800    $21,713
                                                                  ======      ======     ======      ======     ======

Pro forma data (Unaudited) (2):
   Income before income taxes..........                                                             $22,683    $21,713
   Income taxes........................                                                               8,393      8,034
                                                                                                     ------     ------
   Net income..........................                                                             $14,290    $13,679
                                                                                                     ======     ======
Earnings per share (pro forma data
(unaudited) for 1996 and 1995) (3):
  Basic................................                            $0.72       $1.42      $1.51       $0.98      $0.94
  Diluted..............................                            $0.71       $1.40      $1.50       $0.97      $0.94

Weighted average shares outstanding
used to compute:
  Basic................................                           14,602      14,602     14,602      14,602     14,602
  Diluted..............................                           14,712      14,771     14,771      14,673     14,602

Other Operating Data:
  EBITDA (4)...........................                          $20,900     $35,581    $37,033     $25,986    $23,274
  Capital expenditures.................                           14,027      41,837     13,799       3,010     11,788
  International revenues as a % of
  total revenues.......................                              39%         35%        37%         31%        37%

                                                 As of
                                           December 31, 1999
                                           -----------------
Balance Sheet Data:
  Cash and cash equivalents............          $193
  Total assets.........................         106,980
  Bank borrowings......................          1,809
  Total stockholders' equity...........         93,400

(1) Selling, general and administrative expenses for 1999 and 1998 include plant start-up costs of $1,464,000 and $451,000, respectively. In 1996, selling, general and administrative expenses include an incremental charge of $877,225 relating to accelerated recognition of compensation expense for the vesting of restricted stock in connection with the Company's initial public offering.

(2) Pro forma data reflect the effects on historical income data for the years ended December 31, 1996 and 1995 as if the Company had been treated as a C Corporation for the entire year for income tax purposes, with an estimated effective income tax rate of 37%. The Company terminated its S Corporation election on April 23, 1996 prior to its initial public offering.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

(4) EBITDA represents earnings before income taxes, interest expense and depreciation and amortization. EBITDA data are included because management understands that such information is considered by certain investors as an additional basis on which to evaluate our ability to pay interest, repay debt and make capital expenditures. Because all companies do not calculate EBITDA identically, the presentation of EBITDA herein is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

         An investment in the common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying shares of common stock.

Our business and financial performance depends on the level of activity in the natural gas and oil industries.

         Our operations are materially dependent upon the levels of activity in natural gas and, to a lesser extent, oil exploration, development and production. These activity levels are affected by both short-term and long-term trends in natural gas and oil prices. In recent years, natural gas and oil prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including initiatives by the Organization of Petroleum Exporting Countries, have contributed, and are likely to continue to contribute, to price volatility. A prolonged reduction in natural gas and oil prices would depress the level of natural gas and oil exploration, development, production and well completions activity and result in a corresponding decline in the demand for our products. Such a decline could have a material adverse effect on our results of operations and financial condition.

Our business and financial performance could suffer if new processes are developed to replace hydraulic fracturing.

         Substantially all of our products are proppants used in the completion and recompletion of natural gas and oil wells through the process of hydraulic fracturing. The development of new processes for the completion of natural gas and oil wells leading to a reduction in or discontinuation of the use of the hydraulic fracturing process could cause a decline in demand for our products and could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by decreased demand for ceramic proppants or the development by our competitors of effective alternative proppants.

         Ceramic proppants are a premium product capable of withstanding higher pressure and providing more highly conductive fractures than mined sand, which is the most commonly used proppant type. Although we believe that the use of ceramic proppants generates higher production rates and more favorable production economics than mined sand, a significant shift in demand from ceramic proppants to mined sand could have a material adverse effect on our results of operations and financial condition. The development and use of effective alternative proppants could also cause a decline in demand for our products, and could have a material adverse effect on our results of operations and financial condition.

We operate in a competitive market.

         We compete with two other suppliers of ceramic proppants, as well as with suppliers of sand and resin-coated sand for use as proppants, in the hydraulic fracturing of natural gas and oil wells. The proppants market is highly competitive and no one supplier is dominant.

We rely upon, and receive a significant percentage of our revenues from, a limited number of key customers.

         During 1999, our largest customers were, in alphabetical order, BJ Services Company, Dowell and Halliburton Company, the three largest participants in the worldwide petroleum pressure pumping industry. Although the end users of our products are the operators of natural gas and oil wells that hire the pumping service companies to hydraulically fracture wells, these three customers accounted collectively for approximately 85% of our 1999 revenues. We generally supply our pumping service industry customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the end user well operators being satisfied with both past product and delivery performance. Although we believe our relations with our customers and the major well operators are excellent, a material decline in the level of sales to any one of our major customers due to unsatisfactory product performance, delivery delays or otherwise could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by allegations of antitrust violations in the proppants industry.

         In April 1999, we were served with a U.S. federal grand jury subpoena requesting the production of documents in connection with an investigation by the Antitrust Division of the U.S. Department of Justice of possible anticompetitive activity in the proppants industry. We have complied with this request. Although it is not possible at this time to predict the outcome of this investigation, an ultimate finding by a court that the Company engaged in such activity could have a material adverse effect on our results of operations and financial condition. In addition, one or more private litigants could pursue claims against us for any violation of the antitrust laws. Responding to the Department of Justice investigation has resulted and may continue to result in substantial cost to us.

We rely on certain patents.

         We own nine issued United States patents and 24 issued foreign patents. These patents generally cover the manufacture and use of our products. The current versions of the six most important U.S. patents expire at various times in the years 2002 through 2009, with the two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry. There can be no assurance that our patents will not be challenged or circumvented by competitors in the future or will provide us with any competitive advantage, or that other companies will not be able to market functionally similar products without violating our patent rights. We intend to enforce and have in the past vigorously enforced our patents. We may be involved from time to time in the future, as we have been in the past, in litigation to determine the enforceability, scope and validity of our patent rights. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. Furthermore, the invalidation of our United States patent rights and the subsequent entry of additional competitors into the market to supply ceramic proppants could have a material adverse effect on our results of operations and financial condition.

We depend on the services of our chief executive officer.

         We depend on the services of Jesse P. Orsini, our President and Chief Executive Officer, who has been involved in the ceramic proppants business since 1979. The loss of the services of Mr. Orsini could have a material adverse effect on our results of operations and financial condition. Mr. Orsini has an employment agreement with the Company which will expire on June 30, 2001.

The Company is controlled by its principal shareholders, including members of the board of directors, whose interests may differ from those of other shareholders.

         Following the offering, the Company's six largest shareholders will own approximately [___]% of the outstanding shares of common stock. Although we believe they have no agreement to do so, if those shareholders (or certain of them) act together they will have the ability to control the election of the Company's directors and other matters requiring a shareholder vote.

The market price of our stock may decline due to the large number of shares eligible for future sale.

         Although we cannot predict the timing or amount of future sales of common stock or the effect that the availability of such shares will have on the market price from time to time, sales of significant amounts of common stock in the public market following the offering could adversely affect the market price of the common stock. Our six largest shareholders, including certain of the selling stockholders, who collectively will hold approximately [ ___ ]% of the shares of common stock that will be outstanding after the offering ([ ___ ]% of the shares if the over-allotment option is exercised in full), have agreed not to offer to sell, sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus, without the prior consent of Lehman Brothers Inc. After expiration of such period, however, such shareholders may sell all of such shares pursuant to Rule 144 under the Securities Act of 1933 or otherwise.

         Future sales of common stock, or the perception that future sales could occur, could adversely affect prevailing market prices for the common stock.

Certain provisions of our certificate of incorporation, our bylaws and of Delaware law may delay, deter or prevent a change in control of the Company.

         Various provisions of our organizational documents and of the law of Delaware, where we are incorporated, may delay, deter or prevent a change in control of the Company not approved by our board of directors. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. There also are a substantial number of authorized but unissued shares of common stock that could be issued for such purpose

         Section 203 of the Delaware general corporation law imposes restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the common stock.

         These provisions of our organizational documents and Delaware law, together with the control of approximately [ ___ ]% of the outstanding shares of common stock by our six largest shareholders upon completion of the offering, could discourage potential acquisition proposals and could delay, deter or prevent a change in control of the Company. These provisions also could make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers at prices above the then-current market price of the common stock, and may also inhibit increases in the market price of the common stock that could result from takeover attempts or speculation.

The market price of the common stock will fluctuate, and could fluctuate significantly.

         The market price of the common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

     o  the liquidity of the market for our common stock;

     o differences between our actual financial or operating results and those expected by investors and analysts;

     o  changes in analysts' recommendations or projections;

     o new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;

     o  changes in general economic or market conditions; and

     o  broad market fluctuations.

Our actual results could differ materially from results anticipated in forward-looking statements we make.

         Some of the statements included or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements in the "Business" section of this prospectus relating to trends in the natural gas and oil industries, including exploration, development and production activity and the demand for ceramic proppants. These forward-looking statements also include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus and of our annual report on Form 10-K for the year ended December 31, 1999. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers. Our actual results could differ materially from those anticipated in these forward-looking statements depending a variety of factors. See "Cautionary Statement Regarding Forward-Looking Statements."


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock began trading on the NASDAQ National Market under the symbol CRBO upon completion of our initial public offering on April 23, 1996. Per share stock prices for the quarterly periods during 2000, 1999 and 1998 as reported by NASDAQ were as follows:


                                                       Low              High
                                                       ---              ----
1998
   First quarter................................     $26.625          $39.000
   Second quarter...............................      32.500           38.000
   Third quarter................................      16.250           36.000
   Fourth quarter...............................      16.688           29.250
1999
   First quarter................................     $14.000          $22.250
   Second quarter...............................      17.750           30.438
   Third quarter................................      20.000           32.250
   Fourth quarter...............................      19.000           30.000
2000
   First quarter................................     $20.000          $29.500
   Second quarter (through April 27, 2000)......      28.000           34.750


         The Company paid quarterly cash dividends of $0.075 per share on its common stock in 1998, 1999 and the first quarter of 2000. The Company's current intention, subject to its financial condition, the amount of funds generated from operations and the level of capital expenditures, is to continue to pay quarterly dividends to shareholders of its common stock at the rate of $0.075 per share.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.



        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General Business Conditions

         CARBO Ceramics Inc. manufactures and sells ceramic proppants for use in the hydraulic fracturing of oil and natural gas wells. Hydraulic fracturing is the most common technique used to stimulate production from hydrocarbon bearing formations. The process involves pumping fluids into an oil or gas well at very high pressure in order to fracture the rock formation that contains the hydrocarbons. As the fracture is created, the fluids are blended with granular materials, or proppants, which fill the fracture and prop it open after the pressure pumping ceases. The proppant filled fracture creates a highly permeable channel that enables the oil or gas to flow more freely from the formation, thereby increasing production from the well.

         Ceramic proppants are premium products that are sold at higher prices than sand or resin-coated sand, the two primary alternative proppants. The principal advantage of ceramic proppants is that they are stronger than sand-based proppants. The higher strength of ceramic proppants results in higher production rates in deep wells where sand or resin-coated sand may be crushed under high closure stress. Consequently, the level of deep drilling activity (generally defined as wells deeper than 7,500 feet) influences the Company's business. Ceramic proppants are also more uniform in size and shape than sand-based proppants. This uniformity can result in higher production rates than sand-based proppants when used in wells that do not otherwise require ceramics for their higher strength.

         As deep drilling, particularly in North America, is typically focused on the production of natural gas, the Company's business is significantly impacted by the number of natural gas wells drilled in North America. In markets outside North America, sales of the Company's products are less dependent on natural gas markets but are influenced by the overall level of drilling activity. Furthermore, because the decision to use ceramic proppants is based on the present value economics of comparing the higher cost of ceramic proppants to the future value derived from increased production rates, the Company's business is secondarily influenced by the price of natural gas and oil.

         From 1986 through 1996, the ceramic proppant industry had productive capacity in excess of demand. The competitive pressure brought on by this excess capacity made it difficult for the Company to raise prices on its products. However, the Company continued to grow its revenues through the introduction of new ceramic proppants aimed at increasing the use of ceramic proppants in the fracturing of medium depth wells, which had previously been fractured with sand-based proppants. CARBOLITE(R) was introduced in 1986 and is the Company's most popular product in the oil-dominated export market. CARBOECONOPROP(R), which was introduced in 1992, has been widely accepted in the industry and has been the Company's fastest growing product line over the past five years. The Company expects that CARBOECONOPROP(R) will continue to be the fastest growing product line in the foreseeable future.

         In the latter half of 1996, the industry began to operate near full capacity and product availability on certain product lines was limited. In 1997, demand for ceramic proppants continued to increase and the availability of all ceramic products was limited. Based on the strong market demand, the Company raised prices on its products by an average of 5%, effective in the first quarter 1997. Drilling activity and the demand for ceramic proppants remained strong throughout 1997 and the Company generated record earnings for the year. The Company raised prices on its products by an average of 5%, effective in the first quarter of 1998. Strong demand for ceramic proppants continued through the first half of 1998, with the Company realizing record financial results for the first three quarters of the year. However, in the second half of 1998, a rapid decline in oil prices resulted in a significant reduction in the number of oil and gas wells drilled and completed. The Company felt the effects of this decline in the fourth quarter of 1998 as revenues decreased by 29 percent versus the previous quarter and 33 percent from the fourth quarter of 1997.

         Oil prices remained depressed through much of the first half of 1999 and worldwide drilling activity decreased dramatically. In 1999, the worldwide rig count averaged 1,442, a decline of 22 percent from 1998 and 33 percent from 1997. Future growth in the Company's revenues and net income are dependent on the future demand for ceramic proppants that is generated from the demand for natural gas and oil worldwide and on the Company's ability to continue to penetrate the market for sand-based proppants. Management believes that the worldwide demand for natural gas will continue to increase due to the abundance, relatively low cost and environmental benefits of natural gas as a source of energy. With this in mind, the Company initiated construction of its new manufacturing facility in McIntyre, Georgia in July 1997. When fully complete, the plant will cost approximately $60 million. Initial capacity of the plant is expected to be 200 million pounds per year, an increase of approximately 57% over current manufacturing capacity. The first line of the new facility was started up in June 1999, and was running at 100% of design capacity for portions of the fourth quarter of 1999. The second line reached full capacity in March 2000.

Years Ended December 31, 1999, 1998 and 1997


Net Income

                                Percent                      Percent
                       1999     Change         1998          Change       1997
                       ----     ------         ----          ------       ----
                                          ($ in thousands)
Net Income           $10,512    (49%)         $20,708         (6%)      $22,089


         We reported net income for 1999 that was 49 percent below the previous year. A significant reduction in oil and gas drilling activity, combined with higher than expected costs at our manufacturing facilities, start-up costs at our new facility in McIntyre, Georgia, and price pressure on the high strength products in the South Texas market were the primary causes of the decline.

        Although we reported record net income through the first nine months of 1998, a dramatic reduction in oil prices and related drilling activity resulted in a significant decline in our sales volume in the fourth quarter of 1998. As a result, net income for 1998 declined by 6 percent from 1997.

        Individual components of net income are discussed below.

Revenues

                                Percent                      Percent
                       1999     Change         1998          Change       1997
                       ----     ------         ----          ------       ----

                                         ($ in thousands)
Revenues             $69,738     (17%)       $84,095          (1%)      $85,122


         Our 1999 revenues of $69.7 million were 17 percent lower than 1998 revenues. Total sales volumes decreased by 12 percent, with domestic volumes down 15 percent and export volumes down 7 percent from 1998. The decline in domestic volumes was due in large part to a significant decline in sales of CARBOECONOPROP(R) into the south Texas market--the result of a dramatic drop in rig activity in that area of the country, and a significant decrease in Alaskan activity--the direct result of lower oil prices. Revenues were also negatively impacted by price pressure on high strength products in the South Texas market. The decline in export volume was due primarily to a decrease in sales into the Pacific Rim region.

         Our 1998 revenues of $84.1 million were 1% lower than revenues in 1997. Sales volume decreased 3% from 1997, but the effect of this was offset by an increase in the average selling price that was the result of a price increase of approximately 5% which became effective in January 1998. Domestic sales volumes increased 1% from 1997, while export volumes decreased 10%. The most substantial volume decline occurred in Russia where we experienced a 76% decrease from 1997 to 1998. Despite the overall slow down in drilling activity in 1998, the volume of CARBOECONOPROP (R) products sold increased by 20% over 1997. The largest part of this increase was represented by sales into Mexico.

Gross Profit

                                Percent                      Percent
                       1999     Change         1998          Change       1997
                       ----     ------         ----          ------       ----
                                         ($ in thousands)
Gross Profit         $28,020     (34%)       $42,430          (1%)      $42,936
Gross Profit %          40%                     50%                        50%

         Our cost of goods sold consists of manufacturing costs and packaging and transportation expenses associated with the delivery of our products to our customers. Variable manufacturing expenses include raw materials, labor, utilities and repair and maintenance supplies. Fixed manufacturing expenses include depreciation, property taxes on production facilities, insurance and factory overhead.

         Gross profit for 1999 was $14,410,000 lower than 1998. Gross profit as a percentage of sales was 40 percent for 1999, compared to 50 percent for 1998. The significant decrease in gross profit was the result of the decrease in revenues discussed above and an increase in production expenses. The increase in production expenses was the direct result of management's decision to start-up the new production facility in McIntyre, Georgia despite the weak demand experienced through much of 1999. This decision was made to position the Company for a recovering market in 2000 but resulted in all three of the Company's manufacturing facilities operating at less than full capacity. In addition, costs at the New Iberia facility were adversely affected by a six-week maintenance shutdown in May/June to install a new kiln shell and replace the rotation system. These increases in cost were partially offset by lower freight costs experienced in transferring finished goods from the Eufaula manufacturing facility to the remote storage facility in San Antonio, Texas. High freight costs were incurred in 1998 due to rail service problems related to the merger of the Union Pacific and Southern Pacific railway systems.

         Gross profit for 1998 decreased by $506,000 from 1997. Gross profit as a percentage of sales remained unchanged at 50% for 1998 as compared to 1997. The positive effects of the price increase in January 1998 and lower manufacturing costs at the New Iberia manufacturing facility were offset by an increase in the percentage of lower-priced CARBOECONOPROP(R) sales (52% of 1998 volume compared to 42% of 1997 volume) and an increase in freight costs incurred in transferring material from the Eufaula, Alabama manufacturing facility to the remote storage facility in San Antonio, Texas. The increased freight costs were the result of rail service problems, including delays in delivery and improper routing of rail cars following the merger of the Union Pacific and Southern Pacific railway systems. The lower production costs achieved at New Iberia were the result of improved efficiency due to increased production and lower maintenance spending as compared to 1997.

Selling, General & Administrative Expenses and Plant Start-Up Expenses


                                Percent                      Percent
                       1999     Change         1998          Change       1997
                       ----     ------         ----          ------       ----
                                         ($ in thousands)
SG&A                  $11,761     18%         $9,977           12%       $8,915
SG&A as a % of
revenues               16.9%                   11.9%                      10.5%

         Selling, general and administrative expenses increased by $1,784,000 in 1999 over 1998. SG&A expenses also increased as a percentage of sales to 16.9 percent in 1999 from 11.9 percent in 1998. The single largest contributor to these increased costs was start-up expenses related to the new manufacturing facility in McIntyre, Georgia. These expenses totaled $1,464,000 in 1999, compared to $451,000 during 1998. Other significant items include expenses related to exploring the marketing and manufacturing potentials in China, New Iberia plant trials to develop products for non-oilfield applications (charged to research and development), legal fees related to a Department of Justice inquiry, and a write-off of most of the receivables of one of our customers. This customer has subsequently been acquired by one of our three major customers.

         Selling, general and administrative expenses increased by $1,062,000 in 1998 over 1997. SG&A expenses also increased as a percentage of sales to 11.9% in 1998 from 10.5% in 1997. The largest increases were in marketing expenses. Additional sales personnel were employed in anticipation of additional manufacturing capacity and to explore new markets for our products outside the oilfield. In addition, we have contracted with an outside consultant to provide assistance to our marketing department in developing technical sales presentations. An increase in depreciation expense resulted from expansions at our Edmonton, Canada and Rock Springs, Wyoming remote storage facilities, both of which were completed during the first half of 1998. We also incurred $451,000 of start-up expenses during 1998 related to the construction of the new manufacturing facility in McIntyre, Georgia.

Liquidity and Capital Resources

         Cash and cash equivalents as of December 31, 1999 were $0.2 million compared to $0.6 million at the beginning of the year. We generated cash from operations of $16.2 million. Total capital expenditures for the year were $14.0 million, cash dividends paid totaled $4.4 million and net proceeds from bank borrowings during the year totaled $1.8 million.

         Capital spending on the new Georgia manufacturing facility, scheduled to be 100% completed by early 2000, was $11.8 million. The balance of $2.2 million was spent on the normal replacement of capital equipment.

         We plan to spend approximately $0.2 million for the completion of our new manufacturing facility in McIntyre, Georgia in 2000, with funding expected to be provided by cash generated from operations. Our current intention, subject to our financial condition, the amount of funds generated from operations and the level of capital expenditures, is to continue to pay quarterly dividends to shareholders of our common stock at the rate of $0.075 per share.

         The Company maintains an unsecured line of credit in the amount of $10.0 million. As of December 31, 1999, there was $1.8 million outstanding under the credit agreement. As of February 28, 2000 the Company had an outstanding balance of $0.9 million under this line of credit. The Company anticipates that cash provided by operating activities and funds available under its line of credit will be sufficient to meet planned operating expenses, tax obligations and capital expenditures through 2000.

Impact of Year 2000

         In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. During 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We expensed approximately $49,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our critical computer applications and those of our suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters that may arise are promptly addressed.


                                    BUSINESS

General

         CARBO Ceramics is the world's leading producer of ceramic proppants, which are high strength, spherical pellets used in the hydraulic fracturing of natural gas and oil wells. Demand for ceramic proppants depends generally upon the demand for natural gas and oil and on the number of natural gas and oil wells drilled, completed or recompleted worldwide. More specifically, the demand for ceramic proppants is dependent on the number of oil and gas wells that are hydraulically fractured to stimulate production.

         Hydraulic fracturing is the most widely used method of stimulating production from oil and gas bearing formations. In the hydraulic fracturing process, large volumes of proppant are mixed with a highly viscous fluid to form a slurry. Using high-pressure hydraulic pumps, the slurry is pumped into the well at pressures sufficient to create a fracture in the rock formation that contains the gas or oil. Once the fracture is created, the pressure is removed and the proppants remain in the fracture, creating a highly permeable pathway through which the oil and gas can flow more readily. The end result is increased production rates and improved economics for the operator of the well.

         The three primary proppants used worldwide are sand, resin-coated sand and ceramics. Ceramic proppants sell at a premium price versus alternative proppants due to their superior strength and uniform size and shape. The superior strength of ceramic proppants relative to sand-based proppants allows them to be used in deeper formations where increased stress is placed on the proppant. This attribute results in ceramic proppants being used primarily in the stimulation of natural gas wells, which tend to be deeper than oil wells. We estimate that approximately 90% of our sales are for use in the stimulation of natural gas wells. The uniform size and shape of man-made ceramic proppants generate larger pore spaces in the fracture, allowing oil and gas to flow more freely in wells, regardless of stress, making ceramic proppants economically attractive in shallower reservoirs.

         At the time of our founding in 1978, we manufactured a single high-strength proppant designed for use in deep oil and gas wells where alternative proppants lacked the strength necessary to hold open the fracture. Beginning in 1982, we pursued a strategy of manufacturing and marketing less costly and more competitively priced ceramic proppants to capture a greater portion of the large existing market for sand-based proppants. While these new products do not have the performance characteristics of the Company's premium product lines, they are less costly to produce and are also technically superior to sand-based proppants. More recently, we have developed a technical marketing program to demonstrate the economic benefits of ceramic proppants' uniform size and shape. We believe this strategy will increase the use of our products in shallower wells that currently use sand-based proppants and do not require the strength of ceramic proppants.

         Although reliable information is generally not available regarding the worldwide demand for proppants, based on our internally generated market information and information contained in the United States Geological Survey Minerals Yearbook, we estimate total demand for proppants produced in the Western Hemisphere to be approximately 3.8 billion pounds annually. We believe that ceramic proppants make up approximately 14% of the total proppant market and that we supply 60% of the ceramic proppants and 8% of all proppants used worldwide.

Our Products

         We manufacture four distinct ceramic proppants. CARBOHSPTM2000 and CARBOPROP(R) are premium priced, high strength proppants designed primarily for use in deep gas wells. CARBOHSPTM2000 was introduced in January 2000 and is an improved version of CARBOHSP, which was introduced in 1979 as the original ceramic proppant. CARBOHSPTM2000 has the highest strength of the ceramic proppants manufactured by CARBO Ceramics and is used primarily in the fracturing of deep gas wells. CARBOPROP(R), which we introduced in 1982, is slightly lower in weight and strength than CARBOHSPTM2000 and was developed for use in deep gas wells that do not require the strength of CARBOHSPTM2000.

         The CARBOLITE(R) and CARBOECONOPROP(R) products are lightweight, intermediate strength proppants designed for use in gas wells of moderate depth and shallower oil wells. The products are manufactured and sold to compete directly with sand-based proppants. CARBOLITE(R), introduced in 1984, is used in medium depth oil and gas wells, where the additional strength of ceramic proppants may not be essential, but where higher production rates can be achieved due to the product's roundness and uniform grain size.

         CARBOECONOPROP(R), introduced in 1992 to compete directly with sand-based proppants, is our lowest priced and fastest growing product. The introduction of CARBOECONOPROP(R) has resulted in ceramics being used in many new markets by end users that had not previously used ceramic proppants. We believe that many of the users of CARBOECONOPROP(R) had previously used sand or resin-coated sand.

Customers and Marketing

         Our largest customers are, in alphabetical order, BJ Services Company, Dowell and Halliburton Company, the three largest participants in the worldwide petroleum pressure pumping industry. These companies collectively accounted for approximately 85% of our 1999 revenues and approximately 88% of our 1998 revenues. However, the end users of our products are the operators of natural gas and oil wells that hire the pressure pumping service companies to hydraulically fracture wells. We have historically worked with the pressure pumping service companies to present the advantages of using ceramic proppants to the operators of natural gas and oil wells. We generally supply our customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the well operators being satisfied with both product quality and delivery performance.

         We recognize the importance of a technical marketing program when selling a product that offers financial benefits over time but is initially more costly than alternative products. We must market our products both to our direct customers and to owners and operators of natural gas and oil wells. Our sales and marketing staff regularly calls on and keeps close contact with the people who are influential in the proppant purchasing decision: production companies, regional offices of well service companies that offer pressure pumping services, and various completion engineering consultants. Beginning in 1999, we increased our marketing efforts to production companies. We intend to expand our technical sales force in 2000 and continue to increase our efforts to educate end users on the benefits of using ceramic proppants. We currently provide a variety of technical support services and have developed computer software that models the return on investment achievable by using our ceramic proppants versus that of other proppants in the hydraulic fracturing of a natural gas or oil well.

         The Company's Vice President of Marketing and Technology coordinates worldwide sales and marketing activities. The Company's export marketing efforts in 1999 were conducted through its sales office in Aberdeen, Scotland and through commissioned sales agents located in South America, China and Australia.

         The Company's ceramic proppants are used worldwide by U.S. customers operating abroad and by foreign customers. Sales outside the United States accounted for 39%, 35% and 37% of the Company's sales for 1999, 1998 and 1997, respectively.

         The distribution of the Company's export and domestic revenues is shown below, based upon the region in which the customer used the proppants:


                                1999                1998                 1997
                                ----                ----                 ----
Location                                       ($ in millions)
        United States           $42.3               $54.3                $53.3
        International            27.4                29.8                 31.8
                                 ----                ----                 ----
            Total               $69.7               $84.1                $85.1
                                =====               =====                =====

Competition and Market Share

         Our chief worldwide competitor is Norton-Alcoa Proppants ("Norton-Alcoa"). Norton-Alcoa is a joint venture of Compagnie de Saint-Gobain, a French glass and materials company, and Aluminum Company of America. Norton-Alcoa manufactures ceramic proppants that directly compete with each of our products. In addition, Mineraco Curimbaba ("Curimbaba"), based in Brazil, manufactures a sintered bauxite product similar to our CARBOHSPTM2000, which is marketed in the United States under the name "Sinterball". We believe that Curimbaba has not expanded its U.S. product line to include a full range of ceramic proppants and is unlikely to do so in light of patents held by us and Norton-Alcoa. We believe that we supply approximately 60% of the ceramic proppants and approximately 8% of all proppants used by the oilfield services companies that perform fracturing services worldwide.

         Competition for CARBOHSPTM2000 and CARBOPROP(R)includes ceramic proppants manufactured by Norton-Alcoa and Curimbaba. The Company's CARBOLITE(R)and CARBOECONOPROP(R)products compete with ceramic proppants produced by Norton-Alcoa and with sand-based proppants for use in the hydraulic fracturing of medium depth natural gas and oil wells. The leading suppliers of mined sand are Unimin Corp., Badger Mining Corp., Fairmount Minerals Limited, Inc. and Ogelbay-Norton Company. The leading suppliers of resin-coated sand are Borden Proppants Corp. and Santrol, a subsidiary of Fairmount Minerals.

         We believe that the most significant factors that influence a customer's decision to purchase our products are (i) price/performance ratio,
(ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. We believe that our products generate improved production rates for the operators of oil and gas wells and are competitively priced relative to their performance, and that our delivery performance is excellent. We also believe that our development of technical performance data has enhanced our ability to market our products by enabling us to demonstrate to operators of oil and gas wells the economic benefits of using ceramic proppants in an increasingly broad range of applications, thereby increasing the overall market for our products.

         Prior to 1997, we had generally maintained sufficient inventory to satisfy demand for our products. However, beginning in 1997 and continuing through the first half of 1998, it became obvious to our management that previous capacity additions were insufficient to satisfy demand in an improving market. We addressed this issue through the construction of a new manufacturing facility in McIntyre, Georgia, which was completed and began limited production in June 1999. With the completion of our new production facility in McIntyre, Georgia in the first part of 2000, we have increased our production capacity by 57% and now have the ability to benefit from the growing demand for ceramic proppants.

         We continually conduct testing and development activities with respect to alternative raw materials to be used in our existing production methods and alternative production methods. We are not aware of the development of alternative products for use as proppants in the hydraulic fracturing process. We believe that the main barriers to entry for additional competitors are the patent rights held by the Company and certain of our current competitors and the capital costs involved in building production facilities of sufficient size to be operated efficiently.

Distribution

         We maintain finished goods inventories at our plants in New Iberia, Louisiana, Eufaula, Alabama, and McIntyre, Georgia, and at seven remote stocking facilities located in: Rock Springs, Wyoming; Oklahoma City, Oklahoma; San Antonio, Texas; Fairbanks, Alaska; Edmonton, Alberta, Canada; Rotterdam, The Netherlands; and Tianjin, China. The North American remote stocking facilities consist of bulk storage silos with truck trailer loading facilities. We own the facilities in San Antonio, Rock Springs and Edmonton and subcontract the operation of the facilities and transportation to a local trucking company in each location. The remaining stocking facilities are owned and operated by local trucking companies under contract with the Company. The North American sites are supplied by rail, and the sites in the Netherlands and China are supplied by container ship. In total, we lease 123 rail cars for use in the distribution of our products. The price of our products sold for delivery in the lower 48 United States and Canada includes just-in-time delivery of proppants to the operator's well site, which eliminates the need for customers to maintain an inventory of ceramic proppants.

Raw Materials

         Ceramic proppants are made from alumina-bearing ores (commonly referred to as bauxite, bauxitic clay or kaolin, depending on the alumina content), that are readily available on the world market. Bauxite is largely used in the production of aluminum metal, refractory material and abrasives. The main deposits of alumina-bearing ores in the United States are in Arkansas, Alabama and Georgia; other economically mineable deposits are located in Australia, China, Jamaica, Russia and Surinam.

          For the production of CARBOHSPTM2000, the Company uses calcined, abrasive-grade bauxite imported from Australia. The Company has entered into an agreement with a sole supplier to supply its anticipated need for this ore in 2000. For the production of CARBOPROP(R), the Company uses bauxitic clay mined in Arkansas. The Company has entered into a contract for the processing and supply of Arkansas bauxitic clay. The Company believes that this agreement, which stipulates a fixed price for the ore, subject to annual upward adjustments in accordance with a producer price index, will provide a sufficient supply of bauxite and bauxitic clay to meet its anticipated requirement through 2001.

         Our Eufaula facility exclusively employs locally mined uncalcined kaolin for the production of CARBOLITE(R) and CARBOECONOPROP(R). We have entered into a contract that requires a supplier to sell to us up to 200,000 net tons of kaolin per year and us to purchase from the supplier 80% of the Eufaula facility's annual kaolin requirements, each through 2003. This agreement stipulates a fixed price, subject to annual adjustment in accordance with fluctuations (within an 8% annual limit) in the producer price index.

         The new production facility in McIntyre, Georgia, uses the imported calcined bauxite and domestic bauxitic clays discussed above for the production of CARBOHSPTM2000 and CARBOPROP(R) and uses locally mined uncalcined kaolin for the production of CARBOLITE(R) and CARBOECONOPROP(R). The Company has entered into a long-term supply agreement for kaolin that stipulates a fixed price subject to annual adjustments for changes in the producer price index and fuel costs. The agreement requires the Company to purchase at least 80% of the McIntyre facility's annual kaolin requirement from the supplier. The supply contract provides for a twenty-year supply of raw materials.

Production Process

         Ceramic proppants are made by grinding or dispersing ore to a fine powder, combining the powder into small, green (i.e., unfired) pellets and sintering the pellets at 2,500(degree)F to 3,000(degree)F in a rotary kiln.

         We use two different methods to produce ceramic proppants. Our plants in New Iberia, Louisiana, and McIntyre, Georgia, use a dry process (the "Dry Process") which starts with bauxite, bauxitic clay or kaolin that has been dried to remove both free water and water which was chemically bound within the ore. This drying process is referred to as calcining. For the production of CARBOHSPTM2000 and CARBOPROP(R), calcined ores are received at the plant and ground into a dry powder. For the production of CARBOLITE(R) and CARBOECONOPROP(R) at the McIntyre plant, ores are calcined at the plant before being ground into a powder. Pellets are formed by combining the powder with water and binders and introducing the mixture into high-shear mixers. The process is completed once the green pellets are sintered in a rotary kiln. Our competitors also use the Dry Process to produce ceramic proppants.

         The Company's plant in Eufaula, Alabama, uses a wet process (the "Wet Process"), which starts with moist, uncalcined kaolin from local mines. The kaolin is dispersed with chemicals in a water slurry. With an atomizer, the slurry is sprayed into a dryer that causes the slurry to harden into green pellets. These green pellets are then sintered in rotary kilns. The Company believes that the Wet Process is unique to its plant in Eufaula, Alabama.

Patent Protection

         Our ceramic proppants are made by processes and techniques that involve a high degree of proprietary technology, some of which are protected by patents. The Company owns nine issued U.S. patents and 24 issued foreign patents.

         Our six most important U.S. patents expire at various times in the years 2002 through 2009 with our two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry. We intend to enforce and have in the past vigorously enforced our patents. We may be involved from time to time in the future, as we have been in the past, in litigation to determine the enforceability, scope and validity of our patent rights. Past disputes with its main competitor have been resolved in ways that permit the Company to continue to benefit fully from its patent rights. The Company and this competitor have cross-licensed certain of their respective patents relating to intermediate and low density proppants on both a royalty-free and royalty-bearing basis. (Royalties under these licenses are not material to the Company's financial results.) The Company has not granted any licenses to third parties relating to the use of the Wet Process. As a result of these cross licensing arrangements, both the Company and its main competitor are able to produce a broad range of ceramic proppants, while third parties are unlikely to be able to enter the ceramic proppants market without infringing on the patent rights held by the Company, its main competitor or both.

Production Capacity

         The Company believes that constructing adequate capacity ahead of demand while incorporating new technology to reduce manufacturing costs are important competitive strategies to increase its overall share of the market for proppants. Prior to 1993, the Company's production capacity was substantially in excess of its sales requirements. Since that time, however, the Company has been expanding its capacity in order to meet the generally increasing demand for its products. In October 1993, the Company increased the capacity of the Eufaula facility from 90 million pounds per year to 170 million pounds per year, in response to the increasing demand for the Company's CARBOLITE(R) and CARBOECONOPROP(R) products. In May 1995, the Company completed a 40 million-pound per year capacity expansion at the New Iberia facility, intended to meet increasing demand for CARBOHSPTM2000 and CARBOPROP(R). In February 1996, the Company commenced operation of its second 80 million-pound per year expansion of the Eufaula plant. Total annual capacity is currently 100 million pounds at the New Iberia facility and 250 million pounds at the Eufaula facility.

         In June 1999, we substantially completed construction of a new manufacturing facility in McIntyre, Georgia. Design capacity of the plant is 200 million pounds per year and the total cost of the plant was approximately $60 million. Initial cost estimates for the plant were approximately $40 million. However, the size and complexity of the plant increased during the completion of engineering, causing completion costs to increase. The plant consists of two distinct production lines housed in a single building. Initial production was generated from the first production line in June 1999 and full design throughput was achieved on that line in November 1999. Initial production from the second production line began in December 1999 and that line reached full capacity in March 2000. The plant will be capable of producing all of our product lines and has been designed to be expandable to a capacity of 400 million pounds per year.

         The following table sets forth the date of construction of and recent expansion of the Company's manufacturing facilities:


                               Year of       Annual
           Location          Completion     Capacity                   Products
           --------          ----------     --------                   --------
                                          (Millions of
                                            pounds)
New Iberia, Louisiana
Plant 1                         1979           20          CARBOHSPTM2000 and CARBOPROP(R)
Plant 2                         1981           40          CARBOHSPTM2000 and CARBOPROP(R)
        1995 Expansion          1995           40          CARBOHSPTM2000 and CARBOPROP(R)
                                               --
            Total                             100
                                              ===

Eufaula, Alabama
                                1983           90          CARBOLITE(R)and CARBOECONOPROP(R)
        1993 Expansion          1993           80          CARBOLITE(R)and CARBOECONOPROP(R)
        1996 Expansion          1996           80          CARBOLITE(R)and CARBOECONOPROP(R)
                                               --
            Total                             250
                                              ===

McIntyre, Georgia
                                1999          200          CARBOLITE(R), CARBOECONOPROP(R),
                                              ===          CARBOHSPTM2000 and CARBOPROP(R)

Order Backlog

         We generally supply our customers with products on a just-in-time basis and operate without any material backlog.

Environmental and Other Governmental Regulations

         The Company believes that its operations are in substantial compliance with applicable federal, state and local environmental and safety laws and regulations. The Company does not anticipate any significant expenditures in order to continue to comply with such laws and regulations.

Employees

         At December 31, 1999, the Company had 159 full-time employees. In addition to the services of its employees, the Company employs the services of consultants as required. The Company's employees are not represented by labor unions. There have been no work stoppages or strikes during the last three years that have resulted in the loss of production or production delays. The Company believes its relations with its employees are satisfactory.

Properties

         We maintain our corporate headquarters (approximately 2,700 square feet of leased office space) in Irving, Texas, own our manufacturing facilities, land and substantially all of the related production equipment in New Iberia, Louisiana, and Eufaula, Alabama, and lease our McIntyre, Georgia, facility through 2009 at which time title will be conveyed to us.

         The facility in New Iberia, Louisiana, located on 24 acres of land owned by the Company, consists of two production units (approximately 85,000 square feet), a laboratory (approximately 4,000 square feet) and an office building (approximately 3,000 square feet). We also own an 80,000 square foot warehouse on the plant grounds in New Iberia, Louisiana.

         The facility in Eufaula, Alabama, located on 14 acres of land owned by the Company, consists of one production unit (approximately 111,000 square feet), a laboratory (approximately 2,000 square feet) and an office (approximately 1,700 square feet).

         The facility in McIntyre, Georgia includes real property, consisting of approximately 36 acres, plant and equipment that we lease from the Development Authority of Wilkinson County. The term of the lease commenced on September 1, 1997 and terminates on January 1, 2009. At the termination of the lease, title to all of the real property, plant and equipment will be conveyed to us in exchange for nominal consideration. We have the right to purchase the property, plant and equipment at any time during the term of the lease for an agreed upon price.

         The Company's customer service and distribution operations are located at the New Iberia facility, while its quality control, testing and development functions operate at the New Iberia, Eufaula and McIntyre facilities. The Company owns distribution facilities in San Antonio, Texas, Rock Springs, Wyoming and Edmonton, Alberta, Canada.

Legal Proceedings

         On April 26, 1999, the Company was served with a U.S. federal grand jury subpoena requesting the production of documents in connection with an investigation by the Antitrust Division of the U.S. Department of Justice of possible anti-competitive activity in the proppants industry. The Company has complied with this request. It is not possible at this time to predict how this investigation will proceed or the effect, if any, of its ultimate outcome on the Company.


                              SELLING STOCKHOLDERS

         The following table sets forth the name of each selling stockholder and information regarding the beneficial ownership of the common stock and options to purchase common stock by the selling stockholders as of the date hereof, and as adjusted to reflect the sale of shares of common stock in the offering. The information in the table below has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Except as described below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

                                  Beneficial Ownership Prior to                        Beneficial Ownership After
                                            Offering                                            Offering
                                  -----------------------------                        --------------------------
                                              Options                                            Options
                                            Exercisable                 Shares                 Exercisable
                                              within                    Being                    within
                                              60 days      Percent     Offered       Shares      60 days     Percent
                                              -------      -------     -------       ------      -------     -------
                                Shares
                                ------
 Lewis L. Glucksman(1).......   1,800,000       --           12.3%       350,000   1,450,000        --         9.9%
 Evelyn Griffin ............      850,000       --            5.8%       300,000     550,000        --         3.8%
 William C. Morris...........   4,964,000       --           33.9%     1,100,000   3,864,000        --        26.4%
 Susan F. Morris.............     700,000       --            4.8%       200,000     500,000        --         3.4%
 Jesse P. Orsini(2)..........     640,000     250,000         6.0%       140,000     500,000      250,000      5.0%
 Orsini Family Trusts........      60,000       --             (3)        60,000     --             --          --
 Robert S. Rubin(1) .........   1,700,000       --           11.6%       350,000   1,350,000        --         9.2%


         (1) It is anticipated that all or a portion of the shares shown as being offered for sale by Messrs. Glucksman and Rubin will be donated to charitable organizations prior to consummation of the offering and will be sold in the offering by those organizations.

         (2) Shares shown as beneficially owned by Mr. Orsini include 6,000 shares of common stock owned by trusts of which Mr. Orsini and his wife are trustees (all of which shares are being sold in the offering).

         (3) Less than 1%.


                                  UNDERWRITING

         Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., The Robinson-Humphrey Company, LLC and Simmons & Company International are acting as representatives, have severally agreed to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below.

                                                                Number of
      Name                                                        Shares

      Lehman Brothers Inc.                                      [       ]
      The Robinson-Humphrey Company, LLC                        [       ]
      Simmons & Company International                           [       ]
           Total                                                2,500,000
                                                                =========

         The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus depend on the satisfaction of the conditions set forth in the underwriting agreement and that if any of the shares are purchased by the underwriters pursuant to the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase pursuant to the underwriting agreement must be purchased, other than those shares covered by the over-allotment option described below.

         The underwriters propose to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers, who may include the underwriters, at the same price less a selling concession not in excess of $[________] per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $[______] per share. After the offering of the common stock, the underwriters may change the public offering price and other selling terms.

         Certain selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 375,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

         The following table provides the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

                                                  No Exercise      Full Exercise

         Per Share..............................
         Total..................................

         The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of these liabilities.

         The Company has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. The Company estimates that the expenses that it will bear in connection with the offering will total approximately $ .

         Fidelity Capital Markets, a division of National Financial Services Corporation, will be facilitating electronic distribution of information through the Internet, their intranet and other proprietary electronic technology.

         The Company and its executive officers and directors have agreed not to directly or indirectly do any of the following, whether any transaction described in clause (1) or (2) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, for a period of 90 days after the date of this prospectus:

         (1) offer for sale, sell or otherwise dispose of, or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of, any shares of common stock or securities convertible into or exchangeable for common stock or substantially similar securities, other than any of the following

              o   the common stock sold under this prospectus; and

              o shares of common stock the Company issued under employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus or under currently outstanding options, warrants or rights; or

         (2) sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock or substantially similar securities, other than the grant of options under option plans existing on the date of this prospectus.

         Other than in the United States, no action has been taken by the Company, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

         Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

         The underwriters may create a short position in the common stock in connection with this offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then they may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or a part of the over-allotment option.

         The underwriters may also impose a penalty bid on selling stockholders. This means that if the underwriters purchase shares of common stock in the open market to reduce their short position or stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling stockholders who sold shares as part of this offering.

         In general, purchases of a security for the purpose of stabilization or to reduce syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.

         In connection with the offering, certain underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of our common stock in the offering.

         Neither the Company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

         Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other services to the Company for which they have received and will receive customary fees and commissions. Mr. Robert S. Rubin, a director of the Company and a selling stockholder, is a managing director of Salomon Smith Barney, which owns The Robinson-Humphrey Company, LLC.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

================================================================================





                               CARBO Ceramics Inc.





                                2,500,000 Shares

                                  Common Stock

                                -----------------

                                   PROSPECTUS

                                -----------------



                                 Lehman Brothers

                          The Robinson-Humphrey Company

                         Simmons & Company International

                                -----------------





                                  [_____], 2000
================================================================================

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the common stock being registered, other than underwriting discounts and commissions.

Securities and Exchange Commission registration fee.................. $23,955.94
National Association of Securities Dealers, Inc. filing fee..........  $9,575.00
Legal fees and expenses..............................................    [  *  ]
Accounting fees and expenses.........................................    [  *  ]
Printing and engraving expenses......................................    [  *  ]
Registrar and transfer agent's fee...................................    [  *  ]
Miscellaneous........................................................    [  *  ]
                                                                         -------
              Total..................................................  $ [  *  ]
                                                                         =======
----------------------
   * To be completed by Amendment

Item 15.  Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware provides as follows:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted under, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "servicing at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expense proved by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

         Reference is made to the Registrant's Certificate of Incorporation and Bylaws which require the Company to indemnify the persons whom it may indemnify under Section 145 of the Delaware General Corporation Law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors, to the fullest extent permitted by Delaware law, for monetary damages for breach of fiduciary duty as a director. This provision does not affect the availability of equitable remedies such as injunctive relief or rescission. Further, such limitation of liability also does not affect a director's standard of conduct or responsibilities under any other laws, including the Federal securities laws.

         The Registrant also carries liability insurance covering officers and directors.

         In the underwriting agreement filed as an exhibit hereto, the underwriters agree to indemnify, under certain conditions, the Registrant, its directors, officers and employees and persons who control the Registrant within the meaning of the Securities Act of 1933.

Item 16.  Exhibits.

         1.1   Form of Underwriting Agreement.*

         4.1 Specimen Certificate of Common Stock of the Company (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-1884) filed by the Company).

         5.1 Opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to the Company, as to the legality of the shares of Common Stock being registered.

         23.1  Consent of Ernst & Young LLP.

         23.2 Consent of Cleary, Gottlieb, Steen & Hamilton (included in opinion filed as Exhibit 5.1).

         24.1  Powers of Attorney (included on signature pages).

------------

     * To be filed by Amendment

Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

         (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 28, 2000.

                                     CARBO CERAMICS INC.

                                     By:/s/  Jesse P. Orsini
                                        -------------------------------
                                        Name:   Jesse P. Orsini
                                        Title:  President and Chief Executive
                                                Officer

                                     By:/s/  Paul G. Vitek
                                        -------------------------------
                                        Name:   Paul G. Vitek
                                        Title:  Vice-President, Finance

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jesse P. Orsini and Paul G. Vitek, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents or instruments necessary or advisable in connection therewith, and (2) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, each of said attorneys-in-fact and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in and about the premises, as fully to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys-in-fact and agents or each of them to any and all such amendments and instruments.

         This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                                  Title                              Date
           -------------                              ---------                          --------
     /s/ William C. Morris
--------------------------------                Chairman of the Board                 April 28, 2000
       William C. Morris

      /s/ Jesse P. Orsini
--------------------------------         President, Chief Executive Officer           April 28, 2000
        Jesse P. Orsini                             and Director
                                            (Principal Executive Officer)
       /s/ Paul G. Vitek
--------------------------------     Vice President, Finance and Chief Financial      April 28, 2000
         Paul G. Vitek                                 Officer
                                    (Principal Financial and Accounting Officer)

    /s/ Claude E. Cooke, Jr.
--------------------------------                      Director                        April 28, 2000
      Claude E. Cooke, Jr.

       /s/ John J. Murphy
--------------------------------
         John J. Murphy                               Director                        April 28, 2000

      /s/ Robert S. Rubin
--------------------------------
        Robert S. Rubin                               Director                        April 28, 2000


                                  EXHIBIT INDEX

         1.1   Form of Underwriting Agreement.*

         4.1 Specimen Certificate of Common Stock of the Company (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-1884) filed by the Company).

         5.1 Opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to the Company, as to the legality of the shares of Common Stock being registered.

         23.1  Consent of Ernst & Young LLP.

         23.2 Consent of Cleary, Gottlieb, Steen & Hamilton (included in opinion filed as Exhibit 5.1).

         24.1  Powers of Attorney (included on signature pages).

------------

     * To be filed by Amendment